Mail Stop 4720

February 12, 2010

Lei Liu
Chief Executive Officer
China Jo-Jo Drugstores, Inc.
c/o
Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, NV 89701

>   **Re: China Jo-Jo Drugstores, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed January 27, 2010**
>   **File No. 333-163879**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

Industry Background, page 1

1. Please change the reference to "Monitor International" to "Business Monitor International."

Risks Affecting Our Business, page 2

2. We note your revised disclosure indicating that you have summarized "some" of the risks discussed in the Risk Factors section. The Prospectus Summary should include a summary of the most significant or material risks you face. For instance, you have not described the risks to your business and operations of not being able to raise adequate capital. Please revise this section to state that you have summarized the material risks and please include an expanded summary of such risks.

Risk Factors, page 6

Risks Related to Our Corporate Structure, page 14

"In order to comply with Chinese regulations limiting foreign ownership…" page 14

3. Refer to our prior comment 15. In addition to the identification of Allbright Law Offices as your PRC counsel in the second sentence of this risk factor, please also reference Allbright Law Offices by name and obtain such counsel's consent to the references to it in the following places:

-   Restrictions on foreign ownership of medical practice in China do not apply to the company or its management structure. (page 14).

-   You have been advised by PRC counsel that the company's structure for operating its business in China complies with all applicable PRC laws, rules and regulations and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations (page 15).

    Please note that, in the consent provided by Allbright Law Offices (Exhibit 23.2), the firm should consent to the use of its name in each instance where it appears in the prospectus and identify each of these instances rather than consenting to references to it in the prospectus as PRC counsel.

Risks Related to an Investment in Our Securities, page 19
"Volatility in Our Common Share Price…" page 22

4. To illustrate the fluctuations of your share price, please provide a range of your share price during the past year. Please note that it is not necessary to provide a market price table as the disclosure of the high and low price during this time period is sufficient.

Capitalization, page 27

5. We have read your response to prior comment 19 but we were unable to locate the explanatory sentence as to what the pro forma column represents. Therefore, we reissue the comment.

Business, page 37

Competitive Strengths, page 41

6. Please state whether any other retail drug stores offer onsite outpatient medical clinics, similar to the ones at your Dagun and Wenhua stores.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 69

7. Consistent with your disclosure in the Item 4.01 Form 8-K filed on January 7, 2010 please clarify why Frazer Frost, LLP is the successor entity of Moore Stephens Wurth Frazer and Torbet, LLP.

China Jo-Jo Drugstores Consolidated Financial Statements for the Interim Period Ending September 30, 2009

Note 1 – Description of Business and Organization, page F-5

8. Please refer to your revised disclosure in response to prior comment 34. Based on your disclosure it appears that the historical equity of Renovation HK did not change. Expand your disclosure to clarify, if true, that the equity of the legal entity is the historical equity of the accounting acquirer, prior to the transaction, retroactively restated to reflect the number of shares the accounting acquirer received in the transaction.   If the historical equity of Renovation HK did not change please tell us your basis under GAAP for this accounting.

Renovations Investment (Hong Kong) Co., Ltd. Consolidated Financial Statements for the Year Ended March 31, 2009

General

9. We acknowledge your response to prior comment 36. However, the consolidated balance sheets and statements of stockholders' equity of Renovation HK do not disclose any capital stock information, i.e. shares issued or outstanding. Therefore we reissue the comment. Also, tell us the number of shares issued and outstanding for Renovation HK at each balance sheet date prior to the share

exchange and tell us the ratio used to exchange shares with Kerrisdale Mining Corporation.

Notes to Consolidated Financial Statements

Note 1—Description of Business and Organization, page F-22

10. Refer to your response to prior comment 37. It is not clear from your responses and revised disclosure how these three individuals collectively have control of HJ Group in accordance with EITF 02-5. Based on your disclosure it appears that no individual, enterprise, or immediate family members hold more than 50 percent of the voting ownership interest of each entity. Please explain to us how common control exists between or among these separate entities by addressing the situations in paragraph 3 of EITF 02-5.

Note 2—Summary of Significant Accounting Policies

Consolidation of variable interest entities, page F-23

11. Refer to your response to prior comment 38. It appears that you did not expand your disclosure to clarify how the Contractual Arrangements obligates the Company to absorb all of the risk of loss from HJ Group's activities and enables the Company to receive all of HJ Group's expected residual returns and your response did not provide us with your accounting analysis supporting this conclusion by addressing the conditions in FASB ASC 810-10-15-14. Therefore we reissue the comment.

12. We are considering your responses to prior comments 39 and 40. After reviewing your response to the above common on common control we may require additional information.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in

Lei Liu
China Jo-Jo Drugstores, Inc.
February 12, 2010
5

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin K. Leung, Esq.
        Francis Y.L. Chen, Esq.
        Richardson & Patel LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, CA 90024